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                         MACKEY PRICE THOMPSON & OSTLER
                           A Professional Corporation
                         Attorneys and Counselors at Law

                                American Plaza II
                          57 West 200 South, Suite 350
                         Salt Lake City, Utah 94110-3663

                            Telephone: (801) 575-5000
                               Fax: (801) 575-5006
Randall A. Mackey
rmackey@mpwlaw.com
                                 April 27, 2007

VIA EDGAR
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Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Thomas A. Jones
         Senior Attorney

         Re:      Paradigm Medical Industries, Inc.
                  Form SB-2 Registration Statement No. 333-137334

Dear Mr. Jones:

         On behalf of Paradigm Medical Industries, Inc. (the "Company"), we hereby respectfully request acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, of the effective date of the above-captioned Registration Statement to 1:00 p.m., Eastern Daylight Time, Tuesday, May 1, 2007, or as soon thereafter as is reasonably practicable. Please be advised that the Company is aware of its responsibility that the prospectus must comply with the plain English principles set forth in Rule 421 of Regulation C. Moreover, the Company is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

                                             Very truly yours,

                                             /s/ Randall A. Mackey

                                             Randall A. Mackey

Enclosure
cc: Raymond P. L. Cannefax (w/o encl.)



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